
November 17, 2025

James Marischen
Chief Financial Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, MO 63102

> **Re: Stifel Financial Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-09305**

Dear James Marischen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance